N93 W14475 Whittaker Way
Menomonee Falls, Wisconsin  53051

September 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:	ZBB Energy Corporation
Registration Statement on Form S-1
File No. 333-169228

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant ZBB Energy Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 3:00 p.m., Eastern Time, on Thursday, September 30, 2010, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott W. Scampini

Scott W. Scampini
Executive Vice President and
Chief Financial Officer